UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JUNE 17, 2008
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated June 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  June 17, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SUCCESSFUL DELIVERY OF ITS SEVENTEENTH TANKER, 'ARISTOTELIS II’

ATHENS, Greece, June 17, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it has taken successful delivery of its seventeenth tanker, the Aristotelis II, from STX Shipbuilding Co., Ltd., a leading Korean shipyard.

The Aristotelis II has a carrying capacity of 51,226 dwt and is capable of transporting a range of refined oil products, chemicals and crude oil worldwide. The vessel has been fixed under a bareboat charter commencing at the time of delivery with Overseas Shipholding Group Inc. (OSG), for ten years at a base rate of $13,000 per day. The vessel's purchase price of $48 million has been fully funded with debt through draw-downs on CPLP’s revolving credit facilities. The Partnership has swapped the interest costs of the amounts drawn until the end of the non-amortizing periods of its respective facilities.

The Aristotelis II is the second of three 51,000 dwt MR chemical/product tanker sister vessels to be delivered in 2008. The first vessel was delivered in January and the remaining vessel is scheduled for delivery in August of this year. OSG has an option to purchase each vessel at the end of the eighth, ninth or tenth year of its charter, which is exercisable six months before the date of completion of the relevant year of the charter.

Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners’ general partner, said, “We are pleased to take delivery on schedule of our sixth contracted newbuilding since the IPO, providing accretive growth consistent with our strategy and extending our relationship with OSG. Taking advantage of our balance sheet strength and following the signing of our new revolving facility earlier in the year, we funded the acquisition of Aristotelis II wholly with debt. Our intention is to also fund fully with debt the sister vessel scheduled for delivery in August.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Following the acquisition of the Aristotelis II, Capital Product Partners L.P. owns 17 vessels, including 14 modern MR tankers, two small product tankers and one Suezmax crude oil tanker and has agreements to purchase one additional product tanker from Capital Maritime & Trading Corp. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts, including statements regarding expected delivery of vessels, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

CONTACTS:	Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+44 (791) 761-5431
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 918-0703
m.serckhanssen@capitalmaritime.com